

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3562

May 17, 2017

Milena Topolac Tomovic
Chief Executive Officer
Folkup Development, Inc.
Mileve Maric Ajnstajn 72
Novi Beograd
Republic of Servia, 11070

> **Re: Folkup Development, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 9, 2017**
> **File No. 333-216921**

Dear Ms. Topolac Tomovic:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2017 letter.

Dilution, page 13

1. Please revise the table for accuracy, as it appears the amounts in the table are not aligned properly with the table captions. For example, the table reflects an offering price per share of $36,616.

Plan of Operations, page 14

2. We note your response to comment 8. However, we are unable to find the revised disclosure referenced in your response. Please disclose whether you have identified any sources of funds you will use to purchase additional inventory and identify any potential suppliers or state that you have no plans to secure additional inventory at this time. Please refer to Item 101(h)(4)(v) of Regulation S-K. In this regard, we note that the

equipment referenced under the Equipment heading on page 15 appears to relate only to office equipment that you plan to purchase.

Report of Independent Registered Public Accounting Firm, page 28

3. We note the revisions to your audit report in response to comment 10 and that the report was issued out of Vadodara, Gujarat, India. Given that your principal executive office and business location is in Beograd, Republic of Serbia, please explain to us in detail why your audit report is issued out of India. Please note that there should be a logical relationship between the location where the audit report is issued and the location of your executive office, principal operations, principal assets, or where the audit work was principally conducted.

4. We have reviewed your response to comment 11. As it relates to your financial statement disclosures, please note that when you identify conditions or events that raise substantial doubt about the company's ability to continue as a going concern, you should consider whether your plans that are intended to mitigate those relevant conditions or events will alleviate the substantial doubt. The footnote disclosures that are required under ASU 2014-15 differ based on whether your mitigation plans alleviate the substantial doubt or substantial doubt remains. Your current disclosures in note 2, and elsewhere in the document, suggest that the substantial doubt is not alleviated by your mitigation plans. If this is the case, then you should provide all of the disclosure specified in ASC 205-40-50-13. Alternatively, if you believe the substantial doubt is mitigated by your plans to remain a going concern, please revise your disclosures accordingly in the footnotes and elsewhere to clarify and to provide all the disclosures required by ASC 205-40-50-12.

Note 8 – Income Taxes, page F-7

5. We reviewed your revisions in response to comment 14. It appears your calculation of the deferred tax asset and related valuation allowance in note 8 to the interim financial statements for the period ended February 28, 2017 still does not consider the tax effect of such loss carryforwards. Please review and revise accordingly.

Exhibit 5.1

6. We note your response to comment 15 and we re-issue the comment. The introductory paragraph of the updated legal opinion continues to refer to shares being offered "for resale…by certain shareholder." This appears to be a primary offering and no shares of common stock appear to be registered for resale by any selling shareholders. Please revise accordingly. Refer to Staff Legal Bulletin 19 for guidance.

Exhibit 23.1

7. We reviewed the revisions in response to comment 16. As previously requested, please have your independent accountants revise their consent to remove the last paragraph, as language intended to limit reliance on the consent is not permitted. Please also have your auditor consent to being named in the registration statement.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Mont E. Tanner, Esq.